                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                          American Pacific Corporation
                          ----------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    028740108
                                    ---------
                                 (CUSIP Number)


Mr. J. Ezra Merkin                         With a copy to:
Gabriel Capital, L.P.                      Lawrence G. Goodman, Esq.
450 Park Avenue, Ste. 3201                 Swidler Berlin Shereff Friedman, LLP
New York, New York  10022                  919 Third Avenue
(212) 838-7200                             New York, New York 10022
                                           (212) 758-9500
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 January 4, 2000
                                 ---------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), (f) or (g), check the following: [x].

Note: One copy and an EDGAR version of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                  SCHEDULE 13D
------------------------------------------------------------------------------------------------------------------------------------
CUSIP No.  028740108                                                                                               Page 2 of   Pages
------------------------------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Gabriel Capital Corporation
------------------------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                         (a) |X|
                                                                                                                   (b) |_|
------------------------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         OO
------------------------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                                                                |_|
------------------------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
------------------------------------------------------------------------------------------------------------------------------------
      NUMBER OF        7       SOLE VOTING POWER
       SHARES
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY                          363,932
        EACH           9       SOLE DISPOSITIVE POWER
      REPORTING
       PERSON          10      SHARED DISPOSITIVE POWER
         WITH                           363,932
------------------------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    363,932
------------------------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                                                                       |_|
------------------------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    4.7%
------------------------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                                    CO
------------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
------------------------------------------------------------------------------------------------------------------------------------
CUSIP No. 028740108                                                                                                Page 3 of   Pages
------------------------------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  J. Ezra Merkin
------------------------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                         (a) |X|
                                                                                                                   (b) |_|
------------------------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         OO
------------------------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                                                                |_|
------------------------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
------------------------------------------------------------------------------------------------------------------------------------
      NUMBER OF        7       SOLE VOTING POWER
       SHARES                           246,765
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY                          363,932
        EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                         246,765
       PERSON          10      SHARED DISPOSITIVE POWER
         WITH                           363,932
------------------------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    610,697
------------------------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                                                                       |_|
------------------------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    7.8%
------------------------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                                    IN
------------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

                  This Amendment No. 2 to the Statement on Schedule 13D (as defined below) amends and supplements the Statement on Schedule 13D relating to the event date of May 19, 1999 (the "Schedule 13D") and Amendment No. 1 to the
Schedule 13D relating to the event date of June 10, 1999, filed by Gabriel Capital Corporation and J. Ezra Merkin, relating to the common stock (the "Common Stock") of American Pacific Corporation (the "Issuer"). Capitalized terms used and not defined herein shall have the meanings assigned thereto in the Schedule 13D. The address of the Issuer is 3770 Howard Hughes Parkway, Suite 300, Las Vegas, Nevada 89109.

Item 5.           Interest in Securities of the Issuer
                  ------------------------------------

                  Item 5 is hereby amended and restated in its entirety as follows:

                  (a) and (b)

                  Gabriel Capital, as Investment Advisor to Ariel Fund, has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 363,932 shares of Common Stock held by Ariel Fund. Accordingly, Ariel may be deemed to be the beneficial owner of 363,932 shares of Common Stock, or 4.7% of the outstanding shares of Common Stock.

                  As the General Partner of Gabriel, Merkin has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 246,765 shares of Common Stock held by Gabriel. In addition, as the sole shareholder and president of Gabriel Capital, Merkin may be deemed to have the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 363,932 shares of Common Stock held by Ariel Fund. Accordingly, Merkin may be deemed to be the beneficial owner of 610,697 shares of Common Stock, or 7.8% of the outstanding shares of Common Stock.

                  The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 7,808,137 outstanding shares of Common Stock of the Issuer as of December 1, 1999, as reported in the Issuer's Annual Report on Form 10-K for the period ended September 30, 1999.

                  In addition, an employee of the Reporting Persons is the beneficial owner of less than 0.1% of the Common Stock.

                  (c) The transactions in the Common Stock by the Reporting Persons in the past sixty days are set forth on Annex A hereto.

                  (d) Not Applicable.

                  (e) Not Applicable.

Signature
---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                        GABRIEL CAPITAL CORPORATION

                                        By:/s/ J. Ezra Merkin
                                        ---------------------
                                        Name:  J. Ezra Merkin
                                        Title:  President

                                        /s/ J. Ezra Merkin
                                        ------------------
                                        J. EZRA MERKIN
Dated: January 10, 1999

                                     Annex A

        Purchases and Sales of Shares of Common Stock in the last 60 days

                                                                                            Number of Shares
                              Price                 Aggregate                               ----------------
                              Per                   Share
Date                          Share                 Amount                       Ariel Fund                    Gabriel
----                          -----                 ------                       ----------                    -------
1/4/00(1)                     $8.25                  500,000                      298,000                       202,000
1/5/00(2)                      8.2167                  3,000                        1,788                         1,212
1/5/00(1)                      8.25                  321,000                      191,316                       129,684


----------
1    Open market sale

2    Open market purchase

              [Letterhead of Swidler Berlin Shereff Friedman, LLP]




(212) 891-9224

                                                              January 12, 1999


VIA EDGAR
---------
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

                  Re:      American Pacific Corporation (the "Company")
                           --------------------------------------------

Ladies and Gentlemen:

                  On behalf of our clients, Gabriel Capital Corporation and J. Ezra Merkin, we transmit for filing, in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Amendment No. 2 to a statement on Schedule 13D relating to the Company (the "Statement").

                   A copy of the Statement has been sent by certified mail to the Company at its principal executive office.

                  If you have any questions concerning the Statement, kindly telephone the undersigned at (212) 891-9224.

                                                              Very truly yours,


                                                              /s/ James Rieger
                                                              ----------------
                                                              James Rieger

LGG:bb
Enclosures

cc:      American Pacific Corporation
         J. Ezra Merkin
         Lawrence G. Goodman, Esq.